Limoneira Company

_________________

1141 Cummings Road

Santa Paula, California 93060

(805) 525-5541

June 18, 2020

Via Edgar CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acceleration Request Limoneira Company Registration Statement on Form S-3 (File No. 333-239061) Filed June 10, 2020

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Limoneira Company (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-239061) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m., Washington D.C. time, on June 18, 2020, or as soon thereafter as may be practicable.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling Alison N. LaBruyere at (404) 680-4344. The Registrant hereby authorizes Ms. LaBruyere to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Securities and Exchange Commission’s order declaring the Registration Statement effective to Ms. LaBruyere via email to alison.labruyere@squirepb.com or facsimile to (678) 272-3211 and via mail c/o Squire Patton Boggs (US) LLP, 1230 Peachtree Street NE, Suite 1700, Atlanta, GA 30309.

Very truly yours,

LIMONEIRA COMPANY

By:	/s/ Mark Palamountain
Mark Palamountain
Chief Financial Officer

cc:	Alison N. LaBruyere, Esq.